Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report
Collection Period Ended   30-Sep-2025

Amounts in USD

Dates

Collection Period No.	49			
Collection Period (from... to)	1-Sep-2025	30-Sep-2025		
Determination Date	10-Oct-2025			
Record Date	14-Oct-2025			
Distribution Date	15-Oct-2025			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2025	15-Oct-2025	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2025	15-Oct-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	560,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	560,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	130,000,000.00	66,035,030.13	55,175,641.82	10,859,388.31	83.533756	0.424428
Total Note Balance	**1,582,500,000.00**	**66,035,030.13**	**55,175,641.82**	**10,859,388.31**		

Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05	
Adjusted Pool Balance	1,623,078,961.98	106,612,004.18	95,752,615.87	
Yield Supplement Overcollateralization Amount	34,735,936.60	1,352,625.30	1,181,066.12	
Pool Balance	**1,657,814,898.58**	**107,964,629.48**	**96,933,681.99**	

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.210000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.460000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.730000%	40,171.31	0.309010	10,899,559.62	83.842766
Total		**$40,171.31**		**$10,899,559.62**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	10,897,007.41	(1) Total Servicing Fee	89,970.52
Interest Collections	349,678.02	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	60,487.94	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	224,620.76	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	40,171.31
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	44,763.92	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**11,576,558.05**	(6) Regular Principal Distributable Amount	10,859,388.31
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**11,576,558.05**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	587,027.91
		Total Distribution	**11,576,558.05**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	89,970.52	89,970.52	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	40,171.31	40,171.31	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	40,171.31	40,171.31	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	40,171.31	40,171.31	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	10,859,388.31	10,859,388.31	0.00
Aggregate Principal Distributable Amount	10,859,388.31	10,859,388.31	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	12,967.24
minus Net Investment Earnings	12,967.24
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	12,967.24
Net Investment Earnings on the Collection Account	31,796.68
Investment Earnings for the Collection Period	44,763.92

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	107,964,629.48	11,554
Principal Collections	8,060,310.52	
Principal Collections attributable to Full Pay-offs	2,836,696.89	
Principal Purchase Amounts	0.00	
Principal Gross Losses	133,940.08	
Pool Balance end of Collection Period	96,933,681.99	10,922
Pool Factor	5.85%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.77%
Weighted Average Number of Remaining Payments	55.46	14.56
Weighted Average Seasoning (months)	9.86	57.27

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	94,651,656.88	10,758	97.65%
31-60 Days Delinquent	1,639,016.65	126	1.69%
61-90 Days Delinquent	553,331.92	33	0.57%
91-120 Days Delinquent	89,676.54	5	0.09%
Total	96,933,681.99	10,922	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.663%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	133,940.08	19	33,613,559.73	1,412
Principal Net Liquidation Proceeds	60,231.97		14,154,074.86	
Principal Recoveries	216,705.39		11,013,900.50	
Principal Net Loss / (Gain)	(142,997.28)		8,445,584.37	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(1.675%)
Prior Collection Period	(1.619%)
Second Prior Collection Period	(0.674%)
Third Prior Collection Period	(0.750%)
Four Month Average	(1.180%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.509%
Average Net Loss / (Gain)	5,981.29

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.